Exhibit (3)(i)

                 AMENDED AND RESTATED ARTICLES OF INCORPORATION
                                       OF
                                 NET4MUSIC INC.
                      (as amended through October 19, 2000)



                                ARTICLE 1 - NAME

         1.1) The name of the corporation shall be Net4Music Inc.


                          ARTICLE 2 - REGISTERED OFFICE

         2.2) The registered office of the corporation is located at 6210 Bury Drive, Eden Prairie, Minnesota 55346.


                            ARTICLE 3 - CAPITAL STOCK

         3.1) Authorized Shares; Establishment of Classes and Series. The aggregate number of shares the corporation has authority to issue shall be 65,000,000 shares, which shall have a par value of $.01 per share solely for the purpose of a statute or regulation imposing a tax or fee based upon the capitalization of the corporation, and which shall consist of 50,000,000 Common Shares (hereinafter referred to as "Common Stock") and 15,000,000 undesignated shares. Except as otherwise specifically provided in these Amended and Restated Articles of Incorporation or in a contractual obligation of the corporation, the Board of Directors of the corporation is authorized to establish from the undesignated shares, by resolution adopted and filed in the manner provided by law, one or more classes or series of shares, to designate each such class or series (which may include but is not limited to designation as additional Common Shares), and to fix the relative rights and preferences of each such class or series, which rights and preferences may be superior to those of any of the Common Shares.

         3.2) Issuance of Shares. The Board of Directors of the corporation is authorized from time to time to accept subscriptions for, issue, sell and deliver shares of any class or series of the corporation to such persons, at such times and upon such terms and conditions as the Board shall determine, valuing all nonmonetary consideration and establishing a price in money or other consideration, or a minimum price, or a general formula or method by which the price will be determined.

         3.3) Issuance or Rights to Purchase Shares. The Board of Directors is further authorized from time to time to grant and issue rights to subscribe for, purchase, exchange securities for, or convert securities into, shares of the corporation of any class or series, and to fix the terms, provisions and conditions of such rights, including the exchange or conversion basis or the price at which such shares may be purchased or subscribed for.


                       ARTICLE 4 - RIGHTS OF SHAREHOLDERS

         4.1) No Preemptive Rights. No shares of any class or series of the corporation shall entitle the holders to any preemptive rights to subscribe for or purchase additional shares of that class of series or any other class or series of the corporation now or hereafter authorized or issued.

         4.2) No Cumulative Voting Rights. There shall be no cumulative voting by the shareholders of the corporation.


          ARTICLE 5 - MERGER, EXCHANGE, SALE OF ASSETS AND DISSOLUTION

         5.1) Where approval of shareholders is required by law, the affirmative vote of the holders of at least a majority of the voting power of all shares entitled to vote shall be required to authorize the corporation (i) to merge into or with one or more other corporations, (ii) to exchange its shares for shares of one or more other corporations, (iii) to sell, lease, transfer or otherwise dispose of all or substantially all of its property and assets, including its good will, or (iv) to commence voluntary dissolution.


               ARTICLE 6 - AMENDMENT OF ARTICLES OF INCORPORATION

         6.1) After the issuance of shares by the corporation, any provision contained in these Articles of Incorporation may be amended, altered, changed or repealed by the affirmative vote of the holders of at least a majority of the voting power of the shares present and entitled to vote at a duly held meeting and/or such greater percentage or other vote as may be otherwise prescribed by the laws of the State of Minnesota or expressly provided by these Articles of Incorporation.

                  ARTICLE 7 - LIMITATION OF DIRECTOR LIABILITY

         7.1) To the fullest extent permitted by Chapter 302A, Minnesota Statutes, as the same exists or may hereafter be amended, a director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.

                           ARTICLE 8 - INDEMNIFICATION

         8.1) The corporation shall indemnify such persons, for such expenses and liabilities, in such manner, under such circumstances, and to such extent, as permitted by Minnesota Statutes, Section 302A.521, as now enacted or hereafter amended.